

Mail Stop 4720

June 18, 2009

By U.S. Mail and facsimile (717) 532-4143

Bradley S. Everly
Senior Vice President and Chief Financial Officer
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, Pennsylvania 17257

> **Re: Orrstown Financial Services, Inc.**
> **Form 10-K for December 31, 2008**
> **Definitive Proxy Statement filed March 26, 2009**
> **File Number 001-34292**

Dear Mr. Everly:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney